UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

UXIN LIMITED
(Name of Issuer)
Class A Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)
91818X108**
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**Listed CUSIP relates to the American Depositary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	91818X108

1	Names of Reporting Persons
Kingkey New Era Auto Industry Global Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0(1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0%
12	Type of Reporting Person (See Instructions)
OO

(1)	Kingkey New Era Auto Industry Global Limited (“Kingkey Global”) as the borrower pledged 61,129,800 Class A Ordinary Shares (the “Pledged Shares”) directly held by it pursuant to a share charge in favor of the two lenders (the “Share Charge”) in connection with a facility agreement entered into on December 19, 2017, which was subsequently amended on February 1, 2019 (the “Facility Agreement”).

On March 15, 2021, one of the lenders (the “Lender”) under the Facility Agreement issued a notice declaring that an event of default had occurred, together with an acceleration letter demanding immediate payment of the outstanding sum owed to such Lender and declaring its intention to enforce its security interests in the Share Charge. As a result, Kingkey Global transferred the Pledged Shares to the Lender on May 28, 2021 (the “Share Transfer”), after which Kingkey Global was released from its obligations to the two lenders under the Facility Agreement and the Share Charge. After the Share Transfer, Kingkey Global does not hold any shares in the Issuer.

SCHEDULE 13G

CUSIP No.	91818X108

1	Names of Reporting Persons
First Tycoon Ventures Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0(2)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0%
12	Type of Reporting Person (See Instructions)
OO

(2)	Kingkey Global is a 56% owned subsidiary of First Tycoon Ventures Limited. By virtue of such relationship, First Tycoon Ventures Limited may be deemed to beneficially own all of the shares owned by Kingkey Global. After the Share Transfer, First Tycoon Ventures Limited does not hold, directly or indirectly, any shares in the Issuer.

SCHEDULE 13G

CUSIP No.	91818X108

1	Names of Reporting Persons
Sail Best Investments Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0(3)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0(3)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0%
12	Type of Reporting Person (See Instructions)
OO

(3)	Kingkey Global is a 56% owned subsidiary of First Tycoon Ventures Limited, which is a 66.7% owned subsidiary of Sail Best Investments Limited. By virtue of such relationships, Sail Best Investments Limited may be deemed to beneficially own all of the shares owned by Kingkey Global. After the Share Transfer, Sail Best Investments Limited does not hold, directly or indirectly, any shares in the Issuer.

SCHEDULE 13G

CUSIP No.	91818X108

1	Names of Reporting Persons
Kingkey Investment Group Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0(4)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0(4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0(4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0%
12	Type of Reporting Person (See Instructions)
OO

(4)	Kingkey Global is a 56% owned subsidiary of First Tycoon Ventures Limited, which is a 66.7% owned subsidiary of Sail Best Investments Limited. Sail Best Investments Limited is a wholly-owned subsidiary of Kingkey Investment Group Limited. By virtue of such relationships, Kingkey Investment Group Limited may be deemed to beneficially own all of the shares owned by Kingkey Global. After the Share Transfer, Kingkey Investment Group Limited does not hold, directly or indirectly, any shares in the Issuer.

SCHEDULE 13G

CUSIP No.	91818X108

1	Names of Reporting Persons
Chen Jiarong
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong Special Administrative Region of the People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
14,764,090 Class A Ordinary Shares(5)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
14,764,090 Class A Ordinary Shares(5)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
14,764,090 Class A Ordinary Shares(5)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
1.29%(6)
12	Type of Reporting Person (See Instructions)
IN

(5)	Kingkey Global is a 56% owned subsidiary of First Tycoon Ventures Limited, which is a 66.7% owned subsidiary of Sail Best Investments Limited. Sail Best Investments Limited is a wholly-owned subsidiary of Kingkey Investment Group Limited. Chen Jiarong owns Kingkey Investment Group Limited as to 50% and is the sole director of Kingkey Investment Group Limited. In addition, Chen Jiarong directly owns Kingkey Global as to 6.67%. By virtue of such relationships, Chen Jiarong may be deemed to have shared voting and dispositive power with respect to the shares owned by Kingkey Global. In addition, Chen Jiarong has shared voting and dispositive power with Kun Dai and JenCap UX over 14,764,090 Class A Ordinary Shares owned by BOCOM International Supreme Investment Limited, a company incorporated in British Virgin Islands, by contractual arrangement.

(6)	The percentage of the class of securities is calculated based on 1,145,427,125 outstanding Class A Ordinary Shares as of September 30, 2021, as reported in the Issuer’s Form 6-K dated December 29, 2021.

SCHEDULE 13G

CUSIP No.	91818X108

1	Names of Reporting Persons
Chen Jiajun
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong Special Administrative Region of the People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0 Class A Ordinary Shares(7)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0 Class A Ordinary Shares(7)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0 Class A Ordinary Shares(7)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0%(7)
12	Type of Reporting Person (See Instructions)
IN

(7)	Kingkey Global is a 56% owned subsidiary of First Tycoon Ventures Limited, which is a 66.7% owned subsidiary of Sail Best Investments Limited. Sail Best Investments Limited is a wholly-owned subsidiary of Kingkey Investment Group Limited. Chen Jjajun owns Kingkey Investment Group Limited as to 50%. By virtue of such relationships, Chen Jiajun may be deemed to have shared voting and dispositive power with respect to the shares owned by Kingkey Global. After the Share Transfer, Chen Jiajun does not hold, directly or indirectly, any shares in the Issuer.

Item 1.

(a)	Name of Issuer:

Uxin Limited

(b)	Address of Issuer’s Principal Executive Offices:

1&3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Kingkey New Era Auto Industry Global Limited

First Tycoon Ventures Limited

Sail Best Investments Limited

Kingkey Investment Group Limited

Chen Jiarong

Chen Jiajun

(collectively, “Reporting Persons”)

(b)	Address of Principal Business Office or, if None, Residence:

The address of principal business office of the Reporting Persons is 44/F, Office Tower, Convention Center, 1 Harbor Road, Wan Chai, Hong Kong.

(c)	Citizenship:

Each of Kingkey Global, First Tycoon Ventures Limited, Sail Best Investments Limited and Kingkey Investment Group Limited is a company with limited liability incorporated under the laws of the British Virgin Islands.

Chen Jiarong and Chen Jiajun are citizens of Hong Kong Special Administrative Region of the People’s Republic of China.

(d)	Title and Class of Securities:

Class A Ordinary Shares, par value US$0.0001 per share

(e)	CUSIP No.:

91818X108 (relates to the American Depositary Shares of the Issuer)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The information required by Item 4(a) – (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

The percentage in Row 11 is calculated based on a total of 1,145,427,125 outstanding Class A Ordinary Shares as of September 30, 2021, as reported in the Issuer’s Form 6-K dated December 29, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Kingkey Global, First Tycoon Ventures Limited, Sail Best Investments Limited, Kingkey Investment Group Limited, Chen Jiarong and Chen Jiajun have ceased to be a beneficial owner of more than five percent of the Issuer’s Class A Ordinary Shares, par value US$0.0001 per share.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Kingkey New Era Auto Industry Global Limited

By:	/s/ Chen Jiarong
Name:	Chen Jiarong
Title:	Director

First Tycoon Ventures Limited

By:	/s/ Chen Jiarong
Name:	Chen Jiarong
Title:	Director

Sail Best Investments Limited

By:	/s/ Chen Jiarong
Name:	Chen Jiarong
Title:	Director

Kingkey Investment Group Limited

By:	/s/ Chen Jiarong
Name:	Chen Jiarong
Title:	Director

Chen Jiarong

By:	/s/ Chen Jiarong
Name:	Chen Jiarong

Chen Jiajun

By:	/s/ Chen Jiajun
Name:	Chen Jiajun

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement